EXHIBIT 1

                                  [TRANSLATION]

                                  PRESS RELEASE

                                                               November 28, 2007

               THE RUN-OFF PLAN OF THE INDUSTRIAL DEVELOPMENT BANK
                          PRODUCES SIGNIFICANT RESULTS:

        THE BANK HAD A NET PROFIT DURING THE FIRST NINE MONTHS OF 2007 OF NIS 13.6 MILLION COMPARED WITH A LOSS OF NIS 18.2 MILLION IN THE
                           COMPARABLE PERIOD OF 2006

            THE BANK FINISHED THE THIRD QUARTER OF 2007 WITH A PROFIT
                               OF NIS 4.6 MILLION

DR. RAANAN COHEN, THE CHAIRMAN OF THE BOARD, AND MR. URI GALILI, THE GENERAL MANAGER OF THE BANK:

THE IMPRESSIVE RESULTS OF THE BANK TESTIFY TO THE SUCCESS OF THE RUN-OFF PLAN AND CAN POINT TO THE POTENTIAL VALUE OF THE BANK IF IT IS DECIDED TO PRIVATIZE IT.

At its meeting on November 28, 2007, the board of directors of the Industrial Development Bank of Israel Ltd. approved the Bank's financial statements as of September 30, 2007. The Bank finished the first nine months of 2007 with a profit of NIS 13.6 million compared with a loss of NIS 18.2 million in the first nine months of 2006 and compared with a loss of NIS17.1 million for the entire year of 2006. The net profit in the first nine months of 2007 was primarily impacted by an increase of income from interest collected from problematic loans and from a decrease in expenses for provisions for doubtful debts. The Bank's net profit in the third quarter of 2007 amounted to NIS 4.6 million compared with loss of NIS 7.9 million in the third quarter of 2006.

Dr. Raanan Cohen, the chairman of the board, and Mr. Uri Galili, the general manager of the Bank announced that the favorable business results testify to the determination of the management and staff in implementing the Run-off plan and strengthen the possibility of the privatization process within the framework of the outline publicized by the Government Companies Authority.

THE BANK'S SHARE CAPITAL, including preferred shares, amounted to approximately NIS 546 million on September 30, 2007 compared with NIS 511 million as of December 31, 2006.

PROFIT FROM FINANCING OPERATIONS BEFORE PROVISIONS FOR DOUBTFUL DEBTS amounted to NIS 27.5 million in the first nine months of 2007 compared with NIS 14.6 million for the comparable period of 2006. The increase in profit from financing operations is primarily a result of an increase in income from interest collected for problematic loans which amounted to NIS 18.6 million compared with NIS 6.6 million in the first nine months of 2006, and from a decrease in the negative impact of non-accumulation of income on non-income producing debts and this primarily as a result of the decline in the volume of such debts.


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THE PROVISION FOR DOUBTFUL DEBTS - In the first nine months of 2007 this item had income in the amount of NIS 0.9 million compared with an expense of NIS 24.3 million in the first nine months of 2006.

OPERATING AND OTHER INCOME in the first nine months of 2007 amounted to NIS 8.4 million compared with NIS 16.2 million in the comparable period of 2006. The primary component of income is profits from share investments. These profits amounted in the first nine months of 2007 to NIS 6.1 million compared with NIS
12.8 million in the first nine months of 2006.

Payroll expenses amounted to some NIS 14.4 million in the first nine months of 2007 compared with NIS 13.1 million in the first nine months of 2006. The payroll expenses in the first nine months of 2007 include payroll VAT in the amount of NIS 1.9 million. In the comparable period of 2006 no expense was included for payroll VAT, as a result of an expected loss for VAT on profit for 2006. Net of payroll VAT, the data reflect a decrease in payroll expenses.

In most of the other operating expense items, there was a significant decrease and this as part of the efficiency plan accompanying the Run-off plan. These expenses amounted to NIS 6.7 million in the first nine months of 2007 compared with NIS 9.2 million in the comparable period of 2006.

THE TOTAL CREDIT BALANCE TO THE PUBLIC (excluding credit secured by a State guarantee to the Israel Electric Company) amounted on September 30, 2007 to NIS 625 million compared with NIS 946 million on September 30, 2006. This decline reflects the policy of the Bank to reduce the credit portfolio and is a continuation of the decline of credit from 2002.

THE BALANCE SHEET AMOUNT FOR PROBLEMATIC BORROWERS declined significantly, and amounted as of September 30, 2007 to approximately NIS 347 million as compared with approximately NIS 560 million as of September 30, 2006.

As of September 30, 2007 the utilized balance of the special line of credit from the Bank of Israel was below the limit set by the Bank of Israel for the end of the Run-off plan (July 31, 2008).


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